OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NexPrise, Inc.

(Name of Issuer)

Common Stock, par value $0.0002

(Title of Class of Securities)

65333Q202

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 65333Q202

1.	Name of Reporting Person: Ted Drysdale		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 492,307(1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 492,307(1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 492,307(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.7%(1)

12.	Type of Reporting Person: IN

(1) Includes 358,776 shares subject to options that are exercisable within 60 days of December 31, 2004.

Item 1(a)	Name of Issuer:

NexPrise, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5950 La Place Court, Suite 200, Carlsbad, CA 92008

Item 2(a)	Name of Person Filing:

Ted Drysdale

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

5950 La Place Court, Suite 200, Carlsbad, CA 92008

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0002

Item 2(e)	CUSIP Number:

65333Q202

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 492,307 (1)

(b)	Percent of class: 13.7% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 492,307 (1)

(ii)	Shared power to vote or to direct the vote -0-

(iii)	Sole power to dispose or to direct the disposition of 492,307 (1)

(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

(1) Includes 358,776 shares subject to options that are exercisable within 60 days of December 31, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2005

/s/ Ted Drysdale
Ted Drysdale

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)